FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

SADIA S.A.

CNPJ/MF: 20.730.099/0001-94

NIRE: 42300025747

A PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON AUGUST 18, 2009

1.

Date, Time and Place: On August 18, 2009, at 08:00 a.m. (eight o’clock), at the company’s main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2.

Call Notice: Call notice published by the newspapers: “Diário Oficial do Estado de Santa Catarina” on July 9, 10 and 13 (DOESC of July 9, page 31; July 10, page 50 and July 13, page 47): “A Notícia” (Joinville) and “O Estado de S. Paulo" on July 9, 10 and 11 ( A NOTÍCIA of July 9, page 24; July 10, page 25 and July 11, page 20; and OESP of July 9, page B7; July 10, page B5 and July 11, page B4, “Economia” section),

3.

Attendance: The General Meeting was attended by shareholders representing more than half of the Company’s voting capital, as shown by the signatures on the Book of Attendance of Shareholders No. 1. Also present and at the disposal of the shareholders were Messrs. Ubiratan dos Santos Machado – representative of Banco Itaú BBA S.A.; Rafael Russowsky – representative of Banco Morgan Stanley Dean Witter S.A.; Luiz Paulo Cesar Silveira and Antonio Luiz Feijó Nicolau - representatives of APSIS Consultoria Empresarial Ltda.; Marcos Spieler and Milla Junqueira - representatives of Rothschild do Brasil Ltda.; and Claudio Lemos Pinheiro, member of the Company’s Fiscal Council.

4.

Chair: Chairman: José Julio Cardoso de Lucena; Secretary: José Romeu Garcia do Amaral.

5.

Order of Business: (i) disposal of the equity interest in Investeast Limited; and (ii) examination, discussion and approval of the Protocol and Rationale for the Absorption of Company-Issued Shares by BRF - Brasil Foods S.A., executed on July 8, 2009 and subsequent absorption of the Company-issued shares by BRF - Brasil Foods S.A., as agreed thereon and the implementation of the acts required to absorb the shares, including the subscription of the capital increase by the absorbing company; (iii) ratification of the engagement of the specialist company APSIS Consultoria Empresarial Ltda., enrolled in the National Register of Corporate Taxpayers/Ministry of Finance (CNPJ/MF) under No. 27.281.922/0001-70), for submission of an appraisal report including the calculation of the exchange ratios of the shares held by the Company’s noncontrolling shareholders by BRF-Brasil Foods S.A. shares, upon an appraisal of their equities based on the same criterion and on the same date, at market prices ("Appraisal Report"), and approval of such Appraisal Report; and (iv) election of a member to the Board of Directors for the remaining term of the withdrawing member.

6.

Reading of Documents, receipt of votes and preparation of minutes: (1) The shareholders present dispensed with the reading of the Call Notice, as provided for by the law. (2) Any votes, objections and dissents expressed were numbered, received and authenticated by the Chair and filed at the Company’s main address, pursuant to the provisions of Article 130, paragraph 1 of Law 6404/76; and (3) Pursuant to Art. 130, Paragraphs 1 and 2 of Law 6404/76 and, as authorized, these minutes shall be issued in summary form and published with the omission of the signatures of the shareholders.

7.

Preliminary Record: It is recorded that, in accordance with the guidance provided by the Brazilian Securities and Exchange Committee (CVM) whereby a shareholder cannot vote in the case of company absorption, HFF Participações S.A., a Company’s shareholder and a wholly-owned subsidiary of BRF - BRASIL FOODS S.A.  ("BRF"), will abstain from voting items (ii) and (iii) relating to the absorption of the Company’s share by BRF.  The quorum for resolution on the aforementioned matters, i.e., the second and third items of the Order of Business shown on the Call Notice, will therefore be half of the ordinary shares with voting right, the shares owned by HFF Participações S.A. being disregarded.

8.

Resolutions: After the necessary clarifications, the following matters were approved: a) By unanimous voting, the sequence of the Order of Business was reversed and the discussion started by item (iv), then proceeded with items (iii) and (ii), and ended with item (i). b) By unanimous voting, the serving Chairman of the Board of Directors was elected to that position for a term equal to the remaining term of the other serving members of the Board of Directors, i.e., up to the Ordinary General Meeting of Shareholders to be held in 2010 and to the function of Chairman of the Board of Directors for the same term. c) By unanimous voting, for which a quorum of more than 50% of the holders of ordinary shares was recorded, the shares owned by HFF Participações S.A. being disregarded, the General Meeting ratified the engagement of the specialized company APSIS Consultoria Empresarial Ltda. for the submission of an Appraisal Report including a calculation of the exchange ratios of the shares held by the Company’s noncontrolling shareholders by BRF-Brasil Foods S.A. shares, upon an appraisal of their equities based on the same criterion and on the same date, at market prices;  d) By unanimous voting, for which a quorum of more than 50% of the holders of ordinary shares was recorded, the shares owned by HFF Participações S.A. being disregarded, and based on the favorable opinion expressed by the Fiscal Council, filed at the Company’s main address; the following items were approved: (i) “Protocol and Rationale for the Absorption of Company-Issued Shares by BRF - Brasil Foods S.A.”, which becomes Attachment 11 of the minutes of this General Meeting, and the duty of the Board of Directors to implement the adjustments which it may deem required for the implementation of the stock option plan, as a result of the new status of the Company as a wholly-owned subsidiary; (ii) the very absorption of the Company-issued shares by BRF – Brasil Foods S.A.; and (iii) the implementation, by Management, of the acts required for the absorption, including subscription of the capital increase by  BRF -  Brasil Foods S.A.   As a result of this resolution, and upon the approval of the absorption of shares by BRF - Brasil Foods S.A., the dissenting shareholders may exercise their withdrawal right in relation to the ordinary shares held by them as shown by the records at May 19, 2009, prior to the opening of the auction session, date of the publication of the first material fact relating to the absorption, in accordance with the Material Fact to be published by the Company jointly with BRF - Brasil Foods S.A. e) By unanimous voting of those present, the General Meeting approved the disposal of the indirect equity interest in Investeast Limited., a company headquartered in Cyprus, and corresponding to 60%, owned by the controlled company Sadia GmbH, for the certain and agreed price of seventy-seven million, five hundred thousand U.S. dollars (US$77,500,000.00 to its partner in the aforementioned enterprise, Fomanto Investments Ltd., in accordance with the conditions on the Memorandum of Understanding executed by the parties, and the terms and conditions of the proposal submitted by the Board of Directors.

9.

For the record: It is herein recorded that the following shareholders abstained from voting: CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI,  represented by VINÍCIUS NASCIMENTO NEVES; ALOISIO MACÁRIO FERREIRA DE SOUZA and Rita de Cássia Bragagnolo, Luiz Dalcanale Neto and Maria Elidia Dalcanale about items (ii) and (iii) of the Order of Business; the latter shareholders expressed their opinion, which was received by the Chair as Document 1;  the shareholder Graziela Valenti Clemente abstained from voting all items in the Order of Business.

Pursuant to Art. 130, Paragraph 1, of Law 6404/76, all such documents are filed at the Company’s head office.

10.

Closing, preparation of minutes and signatures: There being no further business, the Meeting was adjourned to prepare these minutes which, after being read and checked, were duly approved and signed by the shareholders present and by the Chair.

Concórdia-SC, August 18, 2009

[Signed] JOSÉ JÚLIO CARDOSO DE LUCENA

CHAIRMAN

[Signed] JOSÉ ROMEU GARCIA DO AMARAL

SECRETARY

SHAREHOLDERS:

HFF PARTICIPAÇÕES S.A.
by proxy/ [Signed] FRANCISCO DA COSTA E SILV

FUNDAÇÃO ATTÍLIO FRANCISCO XAVIER FONTANA

[Signed] ALFREDO FELIPE DA LUZ SOBRINHO and [Signed] DARCI LUIZ PRIMO

[Signed]  EGÍDIO MUNARETTO

 CARMEM MANZ MUNARETTO

by proxy/ [Signed] EGÍDIO MUNARETTO

ESTATE OF OMAR FONTANA

by proxy/ [Signed]   . HONORINO LUIZ BERNARDI

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL-PREVI

by proxy/ [Signed]  VINÍCIUS NASCIMENTO NEVES

[Signed] ALOISIO MACÁRIO FERREIRA DE SOUZA

FAIRLAND LTD

by proxy/ [Signed]   . HONORINO LUIZ BERNARDI

 JORGE SIRITO DE VIVES

by proxy/ [Signed]   . HONORINO LUIZ BERNARDI

REGINA RAQUEL DA NOVA BONATO

by proxy/ [Signed]  HONORINO LUIZ BERNARDI

ALICIA BONATO DUKE

by proxy/ [Signed]   . HONORINO LUIZ BERNARDI

CLUBE PRIMOINVESTS DE INVESTIMENTOS

FAMILY TRUST CLUBE DE INVESTIMENTO

CONCÓRDIA MULHERES CLUBE DE INVESTIMENTO

CONCÓRDIA AÇÕES FUNDO DE INVESTIMENTO

by proxy/ [Signed]   . HONORINO LUIZ BERNARDI

TARPON HG FUND LLC

TARPON ALL EQUITIES FUND, LLC

TARPON VALOR FUNDO DE INVESTIMENTO EM AÇÕES

TARPON INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES

by proxy/ [Signed]   . HONORINO LUIZ BERNARDI

ONTARIO TEACHERS PENSION PLAN BOARD

by proxy/ [Signed]   .ANDERSON CARLOS KOCH

[Signed]  MARLY POLETTO HESS

[Signed] ALBINO ZANATTA

[Signed] ALBERTO STRINGHINI

[Signed] GRAZIELLA VALENTl CLEMENTE

GLADYS MAGALHÃES RIGON

by proxy/ [Signed]   .HONORINO LUIZ BERNARDI

[Signed]  OSORIO DAL BELLO

[Signed]  RONALDO KOLBARG MULLER

[Signed]  NEWTON IPENOR PEDOTT

[Signed]  VALLI  POLETTO

[Signed]  RITA DE CASSIA BRAGAGNOLO

LUIZ DALCANALE NETO

by proxy/ [Signed]   .RITA DE CASSIA BRAGAGNOLO

MARIA ELIDIA DALCANALE

by proxy/ [Signed]   .RITA DE CASSIA BRAGAGNOLO